                                                                  EXHIBIT (a)(7)

                         FORM OF SUMMARY ADVERTISEMENT


     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase dated July 16, 1997 and the related Letter of Transmittal, and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such State. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Lehman Brothers Inc. as Dealer-Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                                up to 7,000,000
                             Shares of Common Stock
                                       of
                              DH Technology, Inc.
                                       at
                               $25 Net Per Share
                                       by
                           AX Acquisition Corporation
                     an indirect wholly owned subsidiary of
                                  Axiohm S.A.

     AX Acquisition Corporation, a newly formed California corporation (the "Purchaser") and an indirect wholly owned subsidiary of Axiohm S.A., a French corporation (the "Parent"), is offering to purchase not less than 6,500,000 (the "Minimum Condition") and up to 7,000,000 (the "Maximum Number") shares of Common Stock, without par value (the "Shares"), of DH Technology, Inc., a California corporation (the "Target"), which shares represented 87.6% of the Shares outstanding as of July 11, 1997, at a price of $25 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments thereto collectively constitute the "Offer"). Following the Offer, Purchaser and Target intend to effect the Axiohm Exchange (as defined below), the Acquisition of Purchaser (as defined below) and the Merger (as defined below).

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 12, 1997, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer at least 6,500,000 shares (representing 81.3% of the outstanding shares of Common Stock of Target as of July 11, 1997) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the regulations thereunder. The Offer is also subject to other terms and conditions which are contained in the Offer to Purchase.
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     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 14, 1997 (the "Merger Agreement") among Parent, Purchaser and Target. Pursuant to the Merger Agreement, Purchaser and Target will effect a series of transactions consisting of, among other things, the Offer, the Axiohm Exchange (defined below), the Acquisition of Purchaser (defined below) and the Merger (defined below).

     The Board of Directors of Target ("Target's Board") has unanimously approved the Merger Agreement and determined that the transactions contemplated thereby, including the Offer, the Axiohm Exchange, the Acquisition of Purchaser, and the Merger are fair to, and in the best interests of, the shareholders of Target, and recommends that the shareholders accept the Offer and tender their shares pursuant to the Offer.

     Following (or concurrently with) the Offer, Purchaser will attempt to enter into stock purchase agreements with the shareholders of Parent pursuant to which Purchaser shall attempt to purchase from such shareholders all of the outstanding shares of the capital stock of Parent for an aggregate of 5,518,524 of the Shares which Purchaser is acquiring in the Offer (the "Exchange Shares") and an aggregate of $12,197,900 in cash (the "Axiohm Exchange") (or, if at the closing of the Axiohm Exchange, Purchaser has not obtained the financing necessary to pay the entire amount of such cash, an aggregate of 5,833,732 Exchange Shares and an aggregate of $4,317,700 in cash). The Axiohm Exchange will result in approximately 79% to 85% (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange) of Target's outstanding Common Stock being held by Parent shareholders after the completion of the Merger and the cancellation of the Shares owned by Purchaser (described below). Simultaneously with the closing of the Axiohm Exchange, Parent will sell to Target, and Target will purchase from Parent (the "Acquisition of Purchaser"), all of the outstanding shares of the capital stock of Purchaser in exchange for Target's assumption, on a joint and several basis with Purchaser, of any and all obligations with respect to indebtedness incurred, or preferred stock issued, by Purchaser or Purchaser's Shareholder in connection with the Offer and the Axiohm Exchange, which obligations shall not exceed $199.0 million. As a result of the Axiohm Exchange and the Acquisition of Purchaser, Parent will become a subsidiary of Purchaser and Purchaser will become a wholly owned subsidiary of Target. Following the Axiohm Exchange and the Acquisition of Purchaser, Purchaser will be merged with and into Target (the "Merger") and the Shares owned by Purchaser will be cancelled (as will the shares of Purchaser owned by Target). In the Merger, the name of Target, as the surviving corporation in the Merger will be changed to Axiohm Inc.

     Following the Offer, the Axiohm Exchange, the Acquisition of Purchaser and the Merger, Parent will be a subsidiary of Target and Target will be approximately 79% to 85% owned by the former Parent shareholders and approximately 15% to 21% owned by the current shareholders of Target (depending on the actual number of Shares purchased pursuant to the Offer and the actual number of Exchange Shares transferred by Purchaser in the Axiohm Exchange). Following such transactions, approximately 51% to 55% of the outstanding shares of Target's Common Stock will be beneficially owned by two principal shareholders and directors of Parent. Target's Common Stock is expected to continue to be quoted on the Nasdaq National Market and it is anticipated that Target will remain subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, if the Maximum Number is increased by Purchaser, the anticipated Nasdaq quotation and Exchange Act reporting treatment described above may be affected.


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     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to The Bank of New York, as Depositary (the "Depositary"), of Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely Book-Entry Confirmation of the book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in "The Offer--Procedure for Tendering Shares" of the Offer to Purchase), (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by such Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the Offer Price for the Shares tendered pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, August 12, 1997, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. Purchaser expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in "The Offer--Certain Conditions of the Offer" of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below) of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw his Shares.

     Upon the terms and subject to the conditions of the Offer, if more than the Maximum Number of Shares shall be validly tendered and not withdrawn prior to the Expiration Date, Purchaser will, upon the terms and conditions of the Offer, purchase the Maximum Number of Shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date.

     Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 12, 1997. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the persons who tendered the Shares. If certificates for the Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial

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numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in "The Offer--Procedure for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate financial institution that is a participant in a Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for such withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the second sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in "The Offer-- Procedure for Tendering Shares" of the Offer to Purchase at any time on or prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, any of their affiliates or assigns, the Depositary, the Dealer-Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     Target has provided Purchaser with Target's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on Target's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

     Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Dealer-Manager or the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Dealer-Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.


                    The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                           New York, New York  10005
                Banks and Brokers Call Collect:  (212) 440-9800
                All Others Call Toll Free:       (800) 223-2064

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                     The Dealer-Manager for the Offer is:

                              LEHMAN BROTHERS
                          Three World Financial Center
                           New York, New York  10285
                           Call Collect: (212) 526-2161

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